OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Tribal Rides, Inc.

19 Catania
Misson Viejo, CA 92692

tribalrides.us



1000 shares of Class B **Non-Voting** Common Stock and **GoTokens**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 107,000* shares of Class B Non-Voting Common Stock ($1,070,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,605 shares of Class B Non-Voting Common Stock ($10,000)

Company	Tribal Rides, Inc.
Corporate Address	19 Catania, Mission Viejo, CA. 92692
Description of Business	Self-Driving car software platform development company, developing the next-generation of shared ride applications.
Type of Security Offered	Class B Non-Voting Common Stock and GoToken
Purchase Price of Security Offered	$10.00/share of Class B Non-Voting Common Stock
Minimum Investment Amount (per investor)	$100

Perks*

The Offering includes 20 GoTokens, if and when developed and issued, for every $10 invested. In addition, the following bonuses apply, and these tokens are subject to the Bonus Rates and Terms noted below.

GoTokens Bonus Rates: Individual Investors who participate in the Tribal Rides Regulation CF crowdfunding campaign, may be eligible to receive bonus GoTokens, if they contribute more than the minimum investment. The size of the bonus will depend on the size of the investment, and the bonus thresholds are as follows:

- Invest $500 - $1,1990: You will receive a 10% Token Bonus (i.e. 2 additional tokens / $10 invested)
- Invest $2,000 - $9,990: you will receive a 20% Token Bonus (i.e. 4 additional tokens / $10 invested)
- Invest $10,000 - $49,990: You will receive a 30% Token Bonus (i.e. 6 additional tokens / $10 invested)
- Invest $50,000 - $99,990: You will receive a 40% Token Bonus (i.e. 8 additional tokens / $10 invested)

- Invest $100,000+: You will receive a 50% Token Bonus (i.e. 10 additional tokens / $10 invested)

GoToken

Description:

The GoTokens are intended be used in all day-to-day transactions on our mobility software platform, including, but not limited to, posting transactions on the blockchain between riders and owners/drivers. Go Token**s** will be created and distributed according to the terms of this Offering.

- **Initial Blockchain:** Ethereum ERC-20
- **Anticipated Migration to Alternative Blockchain:** N/A
- **Expected Network Launch date:** First Quarter 2019
- **Total amount of Tokens authorized for creation:** 1Billion
- **Amount of Tokens issued as Perks in Reg CF Round (max):** 2,140,00
- **Will they be listed on Exchanges? if so, which:** We currently intend listing the token on token exchanges, provided any token exchanges become licensed in the United States, and provided our tokens are approved to be listed on such exchanges.

Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Class B Common Stock and the GoTokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Tribal Rides, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Common Stock at $10 / share, you will receive 1 Class B Common Stock bonus shares, meaning you'll own 11 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. In addition, the bonus shares will not include any additional Go Tokens.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

In 2014, Tribal Rides anticipated the rush-to-market for self-driving cars and gathered a team of experts to design technology that offers a better way to deploy autonomous vehicles to businesses and consumers.

Our methodology is based on Patented Technology and the [Social Internet of Vehicles](#) - a key part of building smart cities.

Our technology is designed to meet the needs of individuals and their social networks. It will allow every person to create and manage their own transportation network, rather than a mass-transit approach where a rideshare company owns user data and acts as a middleman between riders and vehicles, keeping user data in the process.

By contrast, Tribal Rides will personalize autonomous vehicle transportation, letting people share self-driving cars with their families and friends, creating more efficient ride-sharing, alleviating traffic, increasing safety and upping convenience for users.

With our software, self-driving car owners can also deploy their cars to give rides in a rideshare network managed on the blockchain.

Why do this? Because:

- Car owners can earn income from the rides
- Riders can pay the lowest price by cutting out any middleman
- Both parties can maintain ownership of their data.

Our user app and social network will let users "talk" to their cars and coordinate rides with their friends and families, as well as schedule rideshares. We intend to manage payments via cryptocurrency through our utility token, GoTopia.

HOW IT WORKS

The secret sauce of Tribal Rides is our patented deployment logistics computing, which will communicate with cars themselves and allow the network to flow seamlessly.

- Our System-as-a-Solution (SaaS) on the cloud will allow consumers to easily access and manage the use of transportation services from any number of self-driving cars
- We intend to use **Thinking Machines, Computer Vision, and Self Positioning** to better predict the impact self-driving cars will have on transportation markets.
- Through the design of sophisticated algorithms and heuristics applied to both Artificial Intelligence and machine learning, our ground-breaking mobility platform will allow consumers customize, personalize, and manage their local transportation experience, reducing their costs for local ground transportation.

WHAT THIS WILL MEAN

We expect that our patented strategy will have broad market appeal among users of self-driving cars. Anyone who joins one of our Car Ownership Groups can transact with any User on the network, and plan rides based on their needs and lifestyles.

Potential Ownership Groups

- The Family Car
  - Small Groups of Friends
  - Small Businesses
  - Social Service Providers
  - Churches
  - Professional Organizations
  - Clubs
  - Extended Families
  - Schools
  - Universities
  - Governments
  - Large Employers
  - Transit Providers

Sales, Supply Chain, & Customer Base

Tribal Rides started 4 years ago with the submission and filing of our Self-driving car patent. Now that Phase 1 of our 4-Phased approach has been completely successfully, the company is moving forward with Phase 2. Our 4 Phase plan encourages monetization of our mobility platform during in Phase 3 and 4.

Below is an overview of the 4 currently contemplated phases. We are in the early stages of development, and therefore, our platform and the phases below, are likely to change as our business develop and may change substantially.

Phase 1: <u>Configuration</u>: Complete: Starting in 2014 and through July 2018, this phase was successfully self-funded and complete. It was the configuration of Intellectual Property (IP), in an approved Patent, assembly of traffic and logistic experts, development teams, and various industry partnerships and affiliates culminating in the StartEngine Crowdfunding (CF) Funding offering. This was pre-revenue.

Phase 2: <u>System Development</u>: In Process: Starting in August 2018 for 12 to 24 months, depending on the level of funding. It is contemplated to be funded by Reg CF Crowdfunding and if successful, follow-on Reg A+, Reg D or Reg S funding offerings. This phase is pre-revenue and includes:

- System and utility token development
- Initial OEM partnerships with companies that might include: Waymo, GM, Ford, Tesla, and the other 52 self-driving car manufacturers
- Partnerships with rental car companies
- Partnerships with shared-ride companies

Phase 3: <u>Initial Product Introduction</u>: Planned: We believe that we can introduce our GoTopia mobility ecosystem before the full implementation of self-driving cars. We believe that a mobility app that incorporates the main design features of GoTopia may have application as self-driving cars are introduced. This phase implies that our customers may want access to shared rides, rental cars, and self-driving cars based upon our Smart Deployment IP, community based, and apps. We believe that in this phase, we may be able to begin monetizing Phase 2 relationships which we believe will provide an advantage to our customers, by providing a low-cost transactional ecosystem which is considered a "next generation" upgrade.

Phase 4: <u>Self-Driving Car Roll-out</u>: Planned: Depending on the advancements of the Social Internet Of Things, we believe that SDCs will be available very soon. Waymo and Tesla are great examples of the current Self-Driving Car technology now available.

Supply Chain: Being a software platform, we do not have a traditional supply chain. We do not have parts or require manufacturing. We have developers, designers, and data scientists all working towards the development of our mobility platform. We believe that once the application is completed, the scalability to larger datasets and encompassing larger communities will require additional computing power and access. However, it is contemplated that rental car or shared-ride companies might be interested in using our platform and making their resources available within our mobility ecosystem.

Competition

See Risk Factors

Liabilities and Litigation

Currently, Tribal Rides has a short term Notes Payable for $3,000 as of June 30, 2018, as well as Accounts Payables of $14,759.01 as of June 30, 2018.

We do not currently, nor have we ever had any litigation or claims.

The team

Officers and directors

Joe Grimes	CEO, CFO, Secretary and Director

Joe Grimes
Joseph Grimes has served as the CEO, Secretary, CFO and sole Director of Tribal Rides since 2016. I am an accomplished executive and serial entrepreneur with a 25 year track record of success who drives technology based business opportunities from conception through implementation. Experienced in developing high level go- to-market strategies, securing financing, building and executing multi-dimensional operation plans, and, directing and motivating dedicated, goal-oriented teams to function in a coordinated and systematic fashion and accomplish stated business objectives. I graduated from the University of California, Santa Barbara, with a BA in Economics and Environmental Studies and also with a graduate degree focusing on Operations Research and Logistics, with his thesis in deriving "Near-Optimal solutions" to NP-Complete transportation problems by leveraging heuristic solution techniques. During my 12 year tenure at ISERA Group, which I co-founded and was President, I managed 5 teams of software system designers tasked with developing sophisticated Decision Support Software Systems for commercial, military and government sectors for the Department of Defense and National Science Foundation (NSF). I successfully negotiated and managed sophisticated US Government contracts of $20 million including a Phase 3: 5-year Indefinite Quantity/Indefinite Delivery Contract (IQ/IDC) with U.S. Navy (sole source) resulting in five commercial software systems, which improved system through-put, reduced costs, increased overall system capacity, were easy-to-use, and in the case of the Quick Response Deployment Planner, saved countless lives. From 2015-2018, Joe served as the VP of Sales at Draker Energy, moving over to full time Business Development at Trimart in June of 2018 (his primary role.). He spends 30 hours weekly on Tribal Rides.

Number of Employees: 1

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our auditor has issued a "going concern" opinion.** To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete the development and launch of our application, and because we have no committed source of financing, we will rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2018, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

- **We face intense competition, and many of our competitors have substantially greater resources than we do.** The ride sharing industry is highly competitive. We face competition from established companies, including, but not limited to, Uber and Lyft. Most of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. As a result, these competitors will likely be able to take advantage of opportunities more readily, and devote greater resources to development, marketing and sales than us. There can be no assurance that we will compete successfully with such competitors.

- **We may face intellectual property infringement claims related to our technology, that could be time-consuming and costly to defend and could result in our loss of significant rights and the assessment of damages.** If we receive notice of claims of infringement, misappropriation or misuse of other parties' proprietary rights, some of these claims could lead to litigation. We cannot assure you that we will prevail in these actions. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management's attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party's patent) to the party claiming infringement, develop non-infringing technology, stop offering our services or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. If our application infringes on the rights of others or we are unable to license the proprietary rights of others required for our application, on a timely basis, either could harm our business. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.

- **If we do not retain key personnel, our business will suffer.** The success of our business is heavily dependent on the leadership of our key management personnel, specifically Joseph Grimes, our sole officer and director. If any of these people were to leave us, it would be difficult to replace them, and our business would be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that certain of our competitors may directly target our employees and officers, all of whom are at-will employees and not parties to employment agreements with us. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees and officers.

- **Our application may not be widely adopted and may have limited users.** Our ability to attract a large number of users depends on our ability to successfully market the application, which in part depends on our ability to develop partnerships with electric car manufacturers, ride sharing companies and/or rental car companies. If we are unable to successfully do the foregoing, it would have a material adverse impact on our business prospects.

- **We will be required to comply with various government regulations.** In order for our business to operate, laws must exist that permit the use of self-driving vehicles in the jurisdictions in which we intend to operate. If self-driving vehicles are permitted by applicable regulations, there will likely be many government regulations that will be enacted with respect to self-driving vehicles with which we will need to comply. If there is a ban on self-driving vehicles in any jurisdiction in which we intend to operate, or we otherwise are unable, or fail, to comply with applicable laws, it would have a material adverse impact on our business and results of operation and you could lose your investment.

- **We depend on technology and advanced information systems, which may fail or be subject to disruption.** Our Platform, our software applications, and other interfaces or applications built upon our Platform are still in an early development stage and are unproven. Further, our Platform may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or our Platform. Cyber-attacks may target Investors, customers, suppliers, banks, credit card processors, or the communication infrastructure on which they depend. An attack or a breach of security could result in a loss and theft of private data, an interruption of our service for an extended period of time, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business. The integrity, reliability, and operational performance of our information technology (IT) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of our business. Any failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects. We intend to put in place business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects. We do not guarantee that the use of our application and systems designed for system security will effectively counter evolving security risks or address the security concerns of potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects. We will store customers' personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our Investors or customers data, our relationships with our investors and/or customers will be severely damaged, and we could incur significant liability from customers, investors, and third parties. Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures.

- **The development and operation of our Platform and other technologies will likely require, technology and intellectual property rights.** Our ability to develop and operate our Platform may depend on technology and intellectual property rights that we may license from unaffiliated third parties. If for any reason we were to fail to comply with its obligations under any applicable license agreement, or were unable to obtain the technology and intellectual property that our Platform requires, we may be unable to develop and/or operate our application or Platform, which would have a material adverse effect on our operations and financial conditions.

- **To compete effectively, we must keep up with rapid technological changes and changes in our users' requirements and preferences.** Customers constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality, accessibility, and other features of our application and Platform. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are prepared to respond to these challenges. However, there are no assurances that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future. Failure to do so could have a materially adverse effect on our business and operating results. The further development and acceptance of blockchain networks, including our Platform, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a materially adverse effect on the successful development and adoption of our application. The growth of the blockchain industry, in general, as well as the blockchain networks on which we will rely, is subject to a high degree of uncertainty. Factors that affect the development of blockchain networks, include, but are not limited to: • Worldwide growth in the adoption and use of blockchain technologies; • Government and quasi-government regulation of blockchain assets and their use, or restrictions on or regulation of access to, and operation of blockchain networks or similar systems; • The maintenance and development of the open-source software protocol of blockchain networks; • Changes in consumer demographics and public tastes and preferences; and • General economic conditions and the regulatory environment relating to blockchain. Unfavorable developments or characteristics of any of the above circumstances could adversely affect our business.

- **Terms of subsequent financings may adversely impact your investment.** We will likely engage in common equity, debt, preferred stock or token offerings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more capital from the sale of securities or tokens, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including a lower purchase price.

- **Limited Transferability and Liquidity.** Each investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.

- **Projections: Forward Looking Information.** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

- **The tax treatment of the Token distribution is uncertain and there may be adverse tax consequences for investors upon certain future events.** Many significant aspects of the U.S. federal income tax treatment of virtual currencies are uncertain, and we do not intend to request a ruling from the IRS on these issues. On March 25, 2014, the IRS released a notice, which discusses certain aspects of the treatment of virtual currencies, such as Bitcoins, for U.S. federal income tax purposes. In the notice, the IRS stated that, for U.S. federal income tax purposes, (i) Bitcoins are "property" that is not currency, and (ii) Bitcoins may be held as capital assets. There are no assurances, however, that the IRS will not alter its position with respect to Bitcoins and other virtual currencies, such as Go Tokens, in the future or that a court would uphold the treatment set forth in the notice. If the Go Tokens were properly treated as currency for U.S. federal income tax purposes, gains recognized on the disposition of Go Tokens would constitute ordinary income, and losses recognized on the disposition of Go Tokens could be subject to special reporting requirements applicable to "reportable transactions." The purchase of Go Tokens may result in adverse tax consequences to Investors, including withholding taxes, income taxes, and tax reporting requirements. Each Investor should consult with and must rely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the Go Tokens.

- **Changes in law and regulations, and interpretations of existing laws and regulations may adversely impact liquidity and the market price of Go Tokens and the transferability of Go Tokens.** Withdrawal or amendment of regulatory authorizations with respect to all or part of the business carried on by us, or with respect to the fitness and propriety of one or more individuals to perform their current roles (including any of the directors), might require us to cease conducting a particular type of business or modify the manner in which it is conducted. Further, changes to laws or regulations, including the enactment of new requirements in relation to regulatory authorization, advertising, the Internet, online commerce, time share regulations and property laws (or changes in the application or interpretation of existing regulations or laws by regulators or other authorities), in any jurisdiction in which we currently carry on business, might oblige us to cease conducting business, or modify the manner in which we conduct business, in that jurisdiction. Such changes could also have a materially adverse effect on our business, financial condition, and operating results and/or subject us or our directors or users to additional taxation or civil, criminal, regulatory, or other action. Our failure to obtain prior regulatory authorization in a jurisdiction where we have operated, or the refusal of a regulator to grant that authorization in a jurisdiction where we may wish to operate, could prevent us from maintaining or expanding our business. Although we have established and implemented, and currently maintain, policies and procedures that we consider adequate to detect any risk of failure to comply with our obligations, there is a risk of non-compliance arising from human error, unauthorized access, technological failure, and fraud. Any non-compliance with applicable laws or regulations in any jurisdiction could have a significant impact on how we conducts our business. Any of the factors described above could have a materially adverse effect on our reputation, business, financial condition, and operating results.

- **The prices of blockchain assets are extremely volatile.** Fluctuations in the price of digital assets could materially and adversely affect our business, and the Go Tokens may also be subject to significant price volatility. The prices of blockchain assets are significant uncertainties for us. Prices of cryptocurrencies, such as Bitcoin and Ether, are subject to dramatic fluctuations, and factors that may affect the prices, include, but are not limited to: • Global blockchain asset supply; • Global blockchain asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use; • Investors' expectations with respect to the rate of inflation; • Changes in the software, software requirements, or hardware requirements underlying our Platform; • Interest rates; • Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies; • Fiat currency withdrawal and deposit policies of blockchain asset exchanges on which the Go Tokens may be traded and liquidity on such exchanges; • Interruptions in service from or failures of major blockchain asset exchanges on which the Go Tokens may be traded; • Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in our platform or Go Tokens or other blockchain assets; • Monetary policies of governments, trade restrictions, currency devaluations and revaluations; • Regulatory measures, if any, that affect the use of blockchain assets such as the Go Tokens; • Global or regional political, economic or financial events and situations; or • Expectations among our Platform or other blockchain asset participants that the value of the Go Tokens or other blockchain assets will soon change. A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Go Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may affect the industry as a whole, and may also cause the price of the Go Tokens and other blockchain assets to fluctuate.

- The further development and acceptance of blockchain networks, including our Platform, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have a materially adverse effect on the successful development and adoption of our Platform and Go Tokens. The growth of the blockchain industry, in general, as well as the blockchain networks on which we rely, is subject to a high degree of uncertainty. A decline in the popularity or acceptance of the Bitcoin or Ethereum networks would adversely affect our results of operations. Factors that affect the development of the cryptocurrency industry and blockchain networks, include, but are not limited to: • Worldwide growth in the adoption and use of Bitcoin, Ether, and other blockchain technologies; • Government and quasi-government regulation of Bitcoin, Ether, and other blockchain assets and their use, or restrictions on or regulation of access to, and operation of blockchain networks or similar systems; • The maintenance and development of the open-source software protocol of the Bitcoin or Ethereum networks; • Changes in consumer demographics and public tastes and preferences; • The availability and popularity of other forms or methods of buying and selling goods and services; and • General economic conditions and the regulatory environment relating to cryptocurrencies. Unfavorable developments or characteristics of any of the above circumstances could adversely affect our business, including the functionality of the Go Token.

- The regulatory regime governing blockchain technologies, cryptocurrencies, tokens, and token offerings is uncertain. Developments in regulations in the United States or in other jurisdictions may alter the nature of our business, or restrict the use of blockchain assets or the operation of a blockchain network upon which we rely, in a manner that adversely affects our business or the utilization of Go Tokens. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take an interest in, and, in some cases, regulate their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services, have created new regulatory frameworks. Other states, such as Texas, have published guidance as to how their existing regulatory frameworks apply to virtual currencies. Some states, like New Hampshire and North Carolina, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. Both the Department of the Treasury and the Commodity Futures Trading Commission, for example, have published guidance on the treatment of virtual currencies like Bitcoin. Guidance has even been issued by the United States Department of Treasury and the Commodity and Futures Trading Commission (CFTC). Further, the IRS released guidance on virtual currencies (available at https://www.irs.gov/pub/irs-drop/n-14-21.pdf) classifying Bitcoin and Ether as property that is not currency for the purposes of federal income taxes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws. The regulation of non-currency use of blockchain assets is of particular relevance to our business. Neither the SEC nor the CFTC has formally asserted regulatory authority over any particular blockchain network. CFTC has publicly taken the position that certain blockchain assets are commodities, but the SEC has not taken the position that any particular blockchain asset is a security. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network, upon which our business relies, or a blockchain asset, which is a product utilized by our users in the platform, our business and the Go Tokens may be adversely affected. On July 25, 2017, the Securities and Exchange Commission issued its investigative report into the DAO Token (See SEC, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Release No. 81207 (July 25, 2017), available at https://www.sec.gov/litigation/investreport/34-81207.pdf) (the "DAO Report"). Regulators globally, including, but not limited to, Abu Dhabi, Australia, Brazil, Canada, China, Dubai, Gibraltar, Hong Kong, Israel, Japan, New Zealand, Russia, Singapore, South Korea, Switzerland, and the United Kingdom, have released a statement or issued some form of guidance regarding their position on initial coin offerings and token sales. Our business, including the platform and the Go Tokens could be adversely affected by regulations that restrict the use of cryptocurrencies.

- **Go Tokens Will Be a Major Component of the Company's Business Model and the Platform.** Using Go Tokens carries a degree of risk, as the ability to use Go Tokens will depend on the utilization of it on the Platform and its general acceptance. Other risks may include, but are not limited to: • a slow adoption of Go Tokens, or cryptocurrencies in general, from target demographics; • other vital companies or partners leaving the cryptocurrency space or backing out of the space for various reasons, which are indeterminate and unknown; and • unpredicted technological hurdles that affect development schedules or the development, launch and/or operations of the Platform and the development of Go Token entirely; The conditions of the cryptocurrency market may affect the Company regardless of the Company's operating performance, the Platform's performance or the overall performance of the sector in which the Company operates. The Company's intent is for users to pay for transactions in real-time with Go Tokens. After Platform Launch and the issuance of Go Tokens, if issued, we believe that Platform users may confer the benefit of their Go Tokens at any point in time; however, there can be no assurance that Go Tokens, upon issuance, will not be subject to significant restrictions on transfer under US securities laws and/or the laws of other jurisdictions. Such transfer restrictions on the Go Tokens should be considered prior to investing in us.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Joseph Grimes, 90.0% ownership, Class A Common Stock

Classes of securities

- Class A Common Stock: 399,699

  The Company's Certificate of Incorporation authorizes the issuance of up to 3,000,000 shares of Class A Voting Common Stock (the "**Class A Common Stock**"), and up to 2,000,000 shares of Class B Non-Voting Common Stock (the "**Class B Common Stock**," and sometimes together with the Class A Common Stock, the "**Common Stock**").

  The Voting Rights

  The holders of shares of Class A Common Stock, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

  Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

  In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Rights and Preferences

  The rights, preferences and privileges of the holders of the Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

- Class B Non-Voting Common Stock: 0

  The Voting Rights

The holders of Class B Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Class B Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate and issue in the future.

What it means to be a Minority Holder

As a minority holder of our Class B Non-Voting Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to our governance documents, additional issuances of securities, company repurchases of securities, a sale of us or of our assets or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in us, could be diluted due to us issuing additional shares. In other words, when we issue more shares, the percentage of us that you own will increase, even though our value may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the development and launch of our product. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation or additional funding. As the product is under development, we will be seeking out revenue generating contracts to commence upon completion of the product. These contracts may also assist with the finer points of the product, as customers provide feedback as to what features will be important in the marketplace.

Significant dollars were spent in 2017 in development of the concept, patent, and product.

As the patent was issued in 2018, its value is not reflected in the 2016 and 2017 Financial Review.

Financial Milestones

The company is investing for continued growth of the brand, and is generating sizable net income losses as a result. Management currently forecasts 2018 and 2019 are pre-revenue. By August 2019, we plan to enter into our Phase 2: System Development, which we will finalize our prototype software application. We expect to require $1,000,000 of new funding. By August of 2020, we expect to have our fully released software application which we estimate will require $1,800,000 of additional new funding.

Below is an overview of our currently contemplated milestones. We are in the early stages of development, and therefore, our platform and the phases below, are likely to change as our business develop and may change substantially.

- August 31, 2019:
  - Phase 2: System Development
  - Cash required: $1,000,000 of new funding
  - Milestone: Prototype software application
- August 31, 2020:
  - Phase 2: System Development
  - Cash required: $1,800,000 of additional new funding
  - Fully released software application

The Company will work toward these milestones to the extent that funding is received. The Company may use up to $50,000 of funds raised to produce sales and marketing material to be used to initialize a second round of Reg S or Reg A+ funding.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue its business operations. It is critical for the viability of our business that Tribal Rides have a successful Crowd Funding offering. If successful, our improved liquidity will enable us to initiate our GoTopia software platform development, Go Token offering and other development efforts. We will likely seek to continue to raise capital under Reg A+, Reg D, or Reg S offerings including equity and/or debt issuances. If the offering is successful, we believe that short term lines of credit with our current banking partner would be established.

Liquidity is not anticipated by the Company until Phase 3 of the business plan is complete. The Company predicts will take $2,800,000 to achieve Phase 2. This assumes no revenue through monetized relationships until Phase 3 is initiated.

The Company has no additional capital sources at this time.

Indebtedness

The company has an outstanding promissory note for three thousand dollars ($3,000.) The note bears interest of 10% per year, paid monthly in arrears beginning September 1, 2018, with the balance due at maturity on June 1, 2019. There is no prepayment penalty.

Recent offerings of securities

- 2017-04-03, Rule 701, 10000 Common Stock. Use of proceeds: N/A

Valuation

$3,996,990.00

We have not undertaken any third-party efforts to produce a valuation of the Company. The price of the shares reflects the opinion of the Company as to what would be fair market value. We have been working in this space for 4 years, have been issued a United States patent and assembled a team, with a history of success, to develop and implement our solution. We believe our valuation should reflect 0.0001% of that total market: $4 million.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Legal Fees	$6000	$6000
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$3,400	$999,800

Use of Net Proceeds:		
R& D & Production	$0	$685,000
Marketing	$0	$120,000
Working Capital	$3,400	$69,800
Legal and Admin	$0	$125,000
etc.	$0	$0
Total Use of Net Proceeds	$9,400	$999,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $1,070,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $999,800 over the course of that time as follows:

The primary use of funds are for the further development of our self-driving car algorithms, database, and software platform.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described above is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

We will make annual reports available on our website tribalrides.us in the section labeled annual report. The annual reports will be available within 120 days of the end of our most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tribal Rides, Inc.

[See attached]

FINANCIAL STATEMENTS AND

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

TRIBAL RIDES, INC.

DECEMBER 31, 2017 AND 2016

TRIBAL RIDES, INC.

DECEMBER 31, 2017 AND 2016

CONTENTS



GALLAGHER, FLYNN & COMPANY, LLP
www.gfc.com

CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

"Built on Integrity"

Vermont License #92-0000125

Independent Accountants' Review Report

To the Stockholders and
Board of Directors of
Tribal Rides, Inc.

We have reviewed the accompanying financial statements of Tribal Rides, Inc., which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of matter

As discussed in Note D, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Gallagher, Flynn & Company, LLP

July 13, 2018

55 COMMUNITY DRIVE, SUITE 401
SOUTH BURLINGTON, VT 05403
802.863.1331

45 LYME ROAD, SUITE 205
HANOVER, NH 03755
603.643.0043

An independently owned member
RSM US Alliance

RSM

RSM US Alliance member firms are separate and independent businesses and legal entities that are responsible for their own acts and omissions, and each are separate and independent from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM International resources through RSM US LLP but are not member firms of RSM International.

TRIBAL RIDES, INC.

BALANCE SHEETS

DECEMBER 31,

- SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT -

ASSETS

	2017	2016
INTANGIBLE ASSETS		
Patent	$ 4,100	$ 3,600

LIABILITIES AND STOCKHOLDERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 3,601	$ 1,563
Total current liabilities	3,601	1,563
STOCKHOLDERS' EQUITY		
Common stock - authorized 10,000,000 shares of $.001 par value; 19,900 and 9,900 issued and outstanding at December 31, 2017 and 2016, respectively	20	10
Additional paid-in capital	238,780	118,790
Accumulated deficit	(238,301)	(116,763)
	499	2,037
	$ 4,100	$ 3,600

The accompanying notes are an integral part of these statements.

TRIBAL RIDES, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31,

- SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT -

	2017	2016
REVENUES	$ -	$ -
OPERATING EXPENSES		
General operating expenses	1,538	471
Development expenses	120,000	-
	121,538	471
LOSS BEFORE INCOME TAXES	(121,538)	(471)
PROVISION FOR INCOME TAXES	-	-
NET LOSS	$ (121,538)	$ (471)

The accompanying notes are an integral part of these statements.

TRIBAL RIDES, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2017 AND 2016

- SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT -

	Common Stock		Additional paid in capital	Accumulated Deficit	Stockholders' Equity
	Shares	Amount			
BALANCE, January 1, 2016	9,900	$ 10	$ 118,790	$ (116,292)	$ 2,508
Net loss for the year	-	-	-	(471)	(471)
BALANCE, December 31, 2016	9,900	10	118,790	(116,763)	2,037
Issuance of common stock	10,000	10	119,990	-	120,000
Net loss for the year	-	-	-	(121,538)	(121,538)
BALANCE, December 31, 2017	19,900	$ 20	$ 238,780	$ (238,301)	$ 499

The accompanying notes are an integral part of these statements.

TRIBAL RIDES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,

- SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT -

	2017	2016
CHANGE IN CASH AND CASH EQUIVALENTS		
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (121,538)	$ (471)
Noncash items included in net earnings:		
Common stock issued in exchange for services	120,000	-
Changes in assets and liabilities:		
Accounts payable and accrued liabilities	2,038	471
	122,038	471
Net cash provided by operating activities	500	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Patent costs	(500)	-
Net cash used in investing activities	(500)	-
Net change in cash and cash equivalents	-	-
CASH AND CASH EQUIVALENTS, beginning of year	-	-
CASH AND CASH EQUIVALENTS, end of year	$ -	$ -

.

The accompanying notes are an integral part of these statements.

TRIBAL RIDES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

- SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT -

A) SUMMARY OF OPERATIONS AND ACCOUNTING POLICIES

Operations:

Tribal Rides, Inc. (the Company) is positioned to be a leader in the emerging market for transportation networking solutions for self-driving vehicles. The patented system uses advanced analytics to efficiently deploy and operate the movement of self-driving vehicles, allowing consumers to create and operate personalized and customized transportation networks for their home, business, or any group. The Company is designing and developing an application to help coordinate the sharing of commonly owned, self-driving vehicles. The Company was incorporated on September 5, 2014 in Nevada.

As of December 31, 2017, the Company has no customers as they are currently in the development stage.

Accounting policies:

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

1. Patent

Patent includes patent application costs, which are not yet subject to amortization because the patent has not yet been approved for use. In May 2018, the patent was approved and amortization began over a twenty-year period, the life of the patent.

2. Impairment of long-lived assets

Long-lived assets, such as intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

3. Research and development costs

Research and development costs are charged to operations when incurred. Research and development costs charged to operations were $120,000 in 2017 and $0 in 2016.

A) **SUMMARY OF OPERATIONS AND ACCOUNTING POLICIES (continued)**

4. **Income taxes**

Income taxes on the net earnings of the Company are provided for in the financial statements.

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The accounting standard on accounting for uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of earnings.

5. **Evaluation of subsequent events**

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through July 13, 2018, the date the financial statements were available to be issued.

B) CAPITAL STOCK

The common stockholders each have one vote per share, and are entitled to receive dividends when and if declared by the board of directors.

During 2017, 10,000 shares of common stock were issued in exchange for development services valued at $120,000. The shares were valued based on the fair value of the services provided. During 2015 and 2014, 300 and 5,100, shares, respectively, of common stock were issued in exchange for professional services valued at $3,600 and $115,200, respectively.

C) INCOME TAXES

Deferred tax assets and liabilities consist of the following at December 31:

	2017	2016
Deferred tax assets:		
Net operating loss carryforwards	$ 300	$ 100
Less valuation allowance	(300)	(100)
	$ -	$ -

The Company has established a valuation allowance at December 31, 2017 and 2016 against net deferred tax assets based upon its current evaluation of future realizability. The valuation allowance increased by $200 in 2017 and $100 in 2016.

At December 31, 2017, the Company has approximately $5,000 of net operating loss carryforwards available to reduce taxable income, principally through 2027.

The Company files income tax returns in the U.S. federal jurisdiction, various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, foreign and state income tax examinations by tax authorities for years before 2014. Based on the Company's assessment of its uncertain tax positions, the Company has not recorded a liability for unrecognized tax benefits at December 31, 2017 and 2016. During 2017 and 2016, the Company did not recognize any interest and penalties and had not accrued for the payment of any interest and penalties at December 31, 2017 and 2016.

The Company's effective income tax rate for 2017 and 2016, is different than what would be expected if the federal statutory rate were applied to the loss before income taxes primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

C) INCOME TAXES (continued)

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act. Effects of tax law changes are accounted for in the period of enactment and deferred tax assets and liabilities are required to be adjusted to reflect the effect of a change in enacted tax rates in the period in which the law is enacted. The U.S federal corporate tax rate was reduced to 21%, which will be effective as of January 1, 2018. The impact of the tax law changes is not expected to have a material impact on the Company.

D) REALIZATION OF ASSETS

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has no customers, has sustained losses since inception, and is currently in the development stage.

Management has engaged service providers to provide the Company with access to crowd-based financing for non-voting, Class B shares for up to $1,000,000 and to identify a software developer to realize the potential of the patent.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheets is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to obtain additional financing or equity investments to succeed in its future operations, which includes federal and state approval to allow self-driving vehicles on public roads. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

E) SUBSEQUENT EVENTS

Subsequent to year end, the Company issued 30,000 additional shares of common stock in exchange for services provided and executed a promissory note in the amount of $3,000 as repayment for services provided to, and paid for on behalf of, the Company.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Tribal Rides is pending **StartEngine Approval.**


A 54 Northwich, Chester
Middlewich, Holmes Chapel
NORTH WALES, Preston
Manchester Leeds
M 6

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Investors

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Raised of $10K - $107K goal

Tribal Rides

Self-Driving Car Software & Crypto

Small OPO · Misson Viejo, CA · E-Commerce
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Our Patented, Next-Generation Mobility Ecosystem for Self-Driving Cars

Invest in Tribal Rides


TRIBAL
RIDES



Tribal Rides is designing the next generation of ride-sharing apps, which will work with self-driving cars. With our revolutionary blockchain technology, you can be your own Uber.

Currently in development stage, our application will let anyone manage their self-driving car, share it with their family and friends, and coordinate rides among their community. We also intend to launch a utility token that will handle payments in the system.

Our design will create more efficient ride-sharing, alleviate road congestion, increase driving safety and create convenience for millions of people.

The Social Internet of Vehicles is a powerful tool that consumers will use to manage self-driving cars. We are building an ecosystem that will include networking software designed to meet the needs of consumers in a personalized and optimized manner.

Using existing social networks, on and offline, Tribal Rides will changing the way we commute. Our patented approach will provide smaller customized transportation networking solutions that are more efficient at promoting ride sharing, optimizing routes, departure times and locations, all while keeping you connected to those in your life.

We are on the cutting edge of technology, using the newest blockchain methods to create a tool that we believe will be unique and revolutionary. **Our patent is designed to address emerging technologies like blockchain and IoT and to provide community benefits for small group behavior and collaborative consumption.**

Tribal Rides is taking advantage of these emerging technologies and optimizing the way we travel, changing our entire relationship with transportation.


How It Works
GOTOPIA
TribalRides Security Certificate
GoTopia Utility Token
Never Lost or Stolen
SEC Qualified
Utility Token Dividends
Liquid Asset
Powers Transactions
Token Incentives
Convertible

Development Stage

Tribal Rides product is currently still in the development stage. We have completed Phase 1: Configuration, which included configuring our Intellectual Property (IP), putting together our team, and establishing industry partnerships. We are currently in progress of Phase 2: System Development. During this phase, we intend to raise capital in order to complete the following objectives:

- System and utility token development
- Initial OEM partnerships with companies that might include: Waymo, GM, Ford, Tesla, and the other 52 self-driving car manufacturers
- Rental Car companies
- Shared-Ride companies
- Financial institutions who may want to support the introduction of new ownership models

Once Phase 2 is completed, we will launch Phase 3: Initial Product Introduction, and then Phase 4: Self-Driving Car Roll-out.



The Offering

<u>Investment:</u> Class B Common Stock & GoTokens

$10/share of Class B Common Stock (Non-Voting) | When you invest you are betting the company's future equity value will exceed $5M.

Perks
<u>Go Tokens</u>
The Offering includes 20 Go Tokens per $10 invested. In addition, the following bonuses apply

Invest $500 - $1,1990: You will receive a 10% Token Bonus (i.e. 22 tokens / $10 invested)
Invest $2,000 - $9,990: you will receive a 20% Token Bonus (i.e. 24 tokens / $10 invested)
Invest $10,000 - $49,990: You will receive a 30% Token Bonus (i.e. 26 tokens / $10 invested)
Invest $50,000 - $99,990: You will receive a 40% Token Bonus (i.e. 28 tokens / $10 invested)
Invest $100,000+: You will receive a 50% Token Bonus (i.e. 30 tokens / $10 invested)

All perks and tokens will be delivered after the campaign is completed, if and when developed .
See Offering Summary below for additional terms.

 This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

GoTokens

Tribal Rides intends to use two distinct approaches to provide value to its investors. The GoTokens are intended be used in all day-to-day transactions on our mobility software platform, including, but not limited to, posting transactions on the blockchain between riders and owners/drivers. Go Tokens will be created and distributed according to the terms of this Offering.

Three stakeholder groups will receive participation incentives through the creation and distribution of Go Tokens: end users (riders and owners), investors, and transportation companies. The overall success of the Tribal Rides GoTopia Mobility Network depends on transportation companies who build and administer user facing services on our platform.

The right to Go Tokens is contingent upon the successful development of such tokens and, to the extent applicable, the blockchain upon which they function. There is no guarantee that successful development will ever occur, or tokens will be issued.

An ecosystem for Ride-Sharing and Autonomous Driving

How it Works



Tribal Rides works through our patented SMART Deployment logistics computing, which will communicate with cars themselves and allow the network to flow seamlessly. **This means your self-driving car is there for you when you need it and out making money for you when you don't.**

Similar to ride share applications currently on the market, with GoTopia you will be able to order a vehicle the moment you need it or schedule a ride in advance. Unlike the ride share services we have now, you never have to be in the car with strangers. Using existing social networks, online and off, GoTopia will optimize schedules and rides, allowing you to connect and catch up, all while getting where you need to go. We are turning the online into the offline, utilizing the most advanced technology in the process.

Our Software-as-a-Solution (SaaS) on the cloud is being designed to allow consumers to easily access and manage the use of transportation services from any number of self-driving cars. Whether this is a fleet of vehicles or a single car shared among a group, a user can summon a car and is in control of where that car goes and who it goes with. This can be particularly appealing to those wary of riding with strangers.



We plan to use blockchain, Thinking Machines, Computer Vision, Self Positioning techniques and more Smart Deployment© to better predict the impact self-driving cars will have on transportation markets. Through the design of sophisticated algorithms and heuristics applied to both Artificial Intelligence and Machine Learning, our ground-breaking mobility platform will allow consumers to customize, personalize, and manage their local transportation experience, reducing their costs for local ground transportation.

Our Five Key Concepts





Self Driving Cars

"Self-Driving Car" or "SDC" shall mean the National Highway Transportation and Safety Administration's designated "Level 4" autonomous vehicles; i.e. cars that have the capability to drive anywhere on America's streets and highways without any human on board for the entire trip. These SDCs can go anywhere by themselves.

On-Demand Transportation

A method and system for receiving transportation demand requests from consumers in real time, and where demand requests are matched with available transportation resources in real time by location.

Pre-Scheduled Transportation

A method and system for consumers to enter transportation demand requests in advance of their transportation need, and where these demand requests are matched with available SDC transportation resources in a pre-scheduled time/location synchronization.





Self-Positioning Cars

Refers to the capability of SDCs to move to a particular location at a particular time without active human involvement. Instructions on positioning are relayed by computer to the SDCs and can be issued either in advance or in real time.

Self-Deploying Cars

Where the positioning of SDCs results from computer generated time/location instructions that are calculated using a multitude of inputs not limited to real-time or pre-scheduled demand requests.

The Benefits of Using Tribal Rides

The benefits of using Tribal Rides are ever expanding and will continue to unfold as the platform is developed and deployed, but for now, here are a few reasons why and how one will use Tribal Rides:

Saving Lives

Deployment Planner was just one of many successfully released software decision support system applications designed and developed by some members of our Tribal Rides team. This particular system was originally developed for the National Science Foundation (NSF) and analyzes call demand for Emergency Response/First Responder entities, like ambulances and hospitals, and anticipates "future call volume" by geographical region and develops least-cost, best coverage, quickest response time schedules. **It has been used by the largest ambulance companies and many hospitals in the U.S. to improve service, reduce cost, and provide quicker responses to accidents and emergencies – it can save lives.**



Generating Revenue

Most of the day, our car is sitting in the driveway, or a parking spot, or a garage. That is to say, we only use our cars a tiny fraction of the time. **Tribal Rides is creating a way to make money off the time that our cars are not in use.** Because this is an autonomous vehicle, while you're sitting at work, you can send the car into the ecosystem and generate revenue without ever having to lift a finger. Essentially, you can pay off your car through the blockchain, all by allowing it to do the work for you.



Environmental and Fiscal Benefits

In the United States our cities are expanding, and the suburban daily automobile commute has proven un-scalable, and is overcrowding infrastructure. The average American spends nearly as much annually on cars, car expenses, and fuel as they do on housing. This is proving to be unsustainable both fiscally and environmentally. While electric vehicles reduce some of the environmental burden they don't improve our clogged roadways or greatly reduce the cost burden of ownership. Ride sharing has become a popular alternative to taxi services and traditional car pools. **We believe the emergence of autonomous vehicles (self-driving cars) will bring another wave of transformation, making carpooling safer, easier and more convenient, therefore reducing the number of cars on the road and the level of damaging emissions.**



Expanding Car Ownership Models

Individual Owner

One person owns the car and, through the use of Tribal Rides, can garner revenue by deploying the vehicle when not in personal use. The owner will be able to use money earned to pay

Group Owned

Any group of friends, family members, neighbors, etc. can go in together on the purchase of a vehicle. They have priorities over its use and schedules and, like the individually

Community Owned

A community, whether it be a school, a neighborhood, a workplace or another may purchase a fleet of vehicles that are accessible to those who reside in or take part in that owner will be able to use money earned to pay off the car or to use the money as they please. The constraints created make it so the car always services its owner first.

its use and schedules and, like the individually owned car, the car can go out and accrue revenue when it's not being used. Not only is this car now a means of connection within a community; it's a revenue source.

to those who reside in or take part in that community. This means a car can be sent out to take a group of kids to soccer practice and then upon dropping them off, take someone else to the grocery store, only to then be returned to a central location.

Business Owned

A person looking to start a business may purchase a fleet of vehicles, or an existing business may do this, and use these cars primarily as a revenue-building endeavor. Much like existing car companies, they will be sent out to drive patrons to and from locations, but, unlike current ride share programs, they won't be driving without purpose waiting for the next fare, leading to more traffic and emissions; they will be traveling in the most optimized fashion.





Non-Profit or Company Owned

Entities like churches, or large organizations may purchase a fleet of vehicles for their employees to use. The company operates as a central authority and is able to send out cars to manage demands. This could benefit companies who currently reimburse travel and parking costs, or it could be a more efficient way for employees to travel between multiple offices and locations within the company.

Tribal Rides takes car sharing to the next level.

Go-Topia and the Blockchain

Tribal Rides is just one node on the network of our mobility ecosystem. Car manufacturers, shared-ride applications, drones, trains, planes, and even bikes can be part of this overall mobility network. The "blood" that flows through each of these nodes and that which helps reduce the overall costs is GoTopia is the GoTopia Token, or Go Token.

The Go Token is planned to be in all day-to-day transactions and is not designed to be an investment vehicle. **GoTopia will help lower the middleman fees from rideshare transactions to deliver the cheapest possible rideshare network to users.**

The network token, Go, may be used in transactions between Riders and Drivers and/or Riders and Owners to post transactions to the blockchain.



To ensure that high usability is met, Tribal Rides hopes to ensure that end-user interfaces will primarily rely on the local market currency rather than Go tokens. Go tokens will remain a behind-the-scenes advantage, and currency conversion may occur automatically to ensure that end users can pay using the currency they prefer.



GOTOPIA

Mobil App

Mixing Social Network with Self-Driving Cars



Families
can coordinate rides
and pickups



Businesses
can deploy cars
to transport
employees



Organizations
can transport their
members to
meetings and more

The Market

The total addressable driverless technology market is forecasted to add **$7 trillion (with a "t") to the global economy** (*Wired*) and will save hundreds of thousands of lives in the next few decades. **We believe this revolution will significantly impact the automobile and oil industries, insurance companies, drive-thru restaurants, taxi drivers, eventually**



truckers, and others.

Companies like Tesla stand at the top of the self-driving car mountain. However, they are not alone. Currently, there are over 50 companies in California that are already testing autonomous car technology, and California is the largest car market in the U.S. **We want Tribal Rides to be at the center of this revolution.**

In California, progress has also been made with regulators who have granted permission for truly driverless experimental cars. But, it is also important to note that other states besides California are making great strides in the adoption of self-driving car regulation. At last count, 21 states had passed legislation related to autonomous vehicles. **We believe that Tribal Rides is on the forefront of this revolution and has been for some time.**

The ability of self-driving cars to drive around empty might be a benefit for on-demand transportation providers like Uber, but this will negatively impact our already overcrowded roads at rush hour. **That is where the genius of Tribal Rides comes in.** Our model makes it so cars are only deployed exactly when they are needed while conserving time or resources.





The Social Internet of Vehicles

Many companies are seeking to use the power of the internet to connect people with self-driving cars. The mobile apps being developed by Uber, Lyft, GM Maven, and others have three components to the system; people with mobile apps, a network, and self-driving cars.

Our Solution

The Social Internet of Vehicles is a powerful tool that consumers can use to manage self-driving cars. Our premise is that car-sharing networks that people use on the cloud will be as diverse in design as the consumers that use them. We are building a suite of networking software solutions designed to meet the needs of more natural human groupings rather than the mass transit approach of Uber and the others.

Our approach is to provide smaller customized transportation networking solutions that are more efficient at promoting ride sharing and other beneficial human behaviors. Our system is designed to address the scientific theories of small group behavior and collaborative consumption.


GoTopia Is Powered By
Incentives
GO
Riders Earn Tokens to Join Network
Investors Earn Dividends
Partners Earn for Development
Car Owners Earn for Giving Rides


THE
GoTopia Model
BLOCKCHAIN Stores Data & Manages Incentives
PASSENGERS Own Data & Pay Less
VEHICLES Shared Among Communities
GOTOPIA

With Tribal Rides, you can be your own Uber.

Who We Are

We've done this before!

Our team includes the core members of the team that built leading ambulance deployment software in use nationwide today. The team includes experienced entrepreneurs who have successfully launched creative and forward-looking software projects before with a wide range of expertise.

We are passionate and evangelical about making the world a better place for everyone!

The Tribal Rides Leadership team has extensive and successful software design and development expertise in fleet management, logistical, and optimization technologies, having developed and proven patented "optimization" technology for the largest, most advanced forces



of the US Army, Navy, USAF and Marines as well as the National Science Foundation.

To say you're in good hands with the team behind Tribal Rides would be an understatement. **We are excited to help create a better world through our unique perspective, passion and understanding of the field.**



The Social Aspect



Our user app and connecting to a social network will let users "talk" to their cars and coordinate rides with their friends and families, as well as schedule ride shares. **A huge part of Tribal Rides is the community building and support.**

A lot of criticism of social networking is derived from the fact that it takes away from face-to-face connections. **With Tribal Rides, we are taking social networking offline.** The current model plans on using existing networks of friends and family that can be uploaded directly from social media accounts, or can be created through neighbors and co-workers - people who you may not have an online relationship with.

Users are no longer burdened with small talk with strangers or with feeling unsafe. They can now **use travel time to strengthen existing relationships and see people who they don't ordinarily see.**

Invest in Tribal Rides Today!

The race is on to get self-driving cars handling our day-to-day transportation. **Tribal Rides' patented software and mobility ecosystem, called GoTopia, will be the secret weapon for guiding and optimizing autonomous vehicles the minute they're on the streets.**

Tribal Rides is developing this mobility ecosystem for management of individual and fleets of vehicles. **Our predictive analytics and Smart Deployment will manage the supply of vehicles based on time and location, making sure that there's always a car when and where you need it.**

We're out to create a better system for autonomous driving. We have the plan and the design. Now we're ready to build. **Help us create a better transportation system that empowers people, reduces congestion, and helps the environment.**

Earn money, save money, connect with people in your life all while getting where you need to go, safely and quickly, with Tribal Rides!



Tribal Rides Launches!

Based upon a successful Emergency Service Deployment software application, Tribal Rides files a patent with the vision of self-driving cars and the emerging mobility ecosystem.

Google/Waymo Surpass 2 Million Self-driving Miles

Google/Waymo's self-driving milestone of 2 million miles is reached.

Tesla Announces All Models be Equipped with Level 4 Autonomous Driving Capability

Tesla announces that all models, including the new Model 3, will be equipped.

New Mobility Ecosystem Software Platform is Being Designed

Tribal Rides creates the plan to develop GoTopia, a Next Generation Mobility Ecosystem.

Launched on StartEngine

Now YOU can own a part of our company!

Initial Tribal Rides Prototype Planned Release

(ANTICIPATED)



September 2014 · January 2015 · December 2016 · November 2017 · Dec 2017 · May 2018 · June 2018 · July 2018 · July 2018 · December 2018 · July 2019 · 2024

January 2015

World Class Development Team Launched

Interest in self-driving cars and our new approach to mobility ecosystems, attracts world-class professionals. Tribal Rides: the Merging of Technology, Transportation, and Community.

November 2017

50 Self-driving Car Manufacturers listed in California

The explosion of car manufacturers working on releasing self-driving cars increases to 50.

May 2018

Tribal Rides Patent is Approved by the USPO

After 4 years of work and updates, Tribal Rides is awarded our patent.

July 2018

22 States Passed Legislation Related to Self-driving Cars

December 2018

GoToken Development in Progress

Mobility Ecosystem Token Development planned. (ANTICIPATED)

2024

World-Wide Self-Driving Car Market Estimated at $7 Trillion

By the end of 2024, the self-driving market is estimated to be worth more than $7 trillion. This is calculated at a 25.7% CAGR. (ANTICIPATED)

Meet Our Team



Joe Grimes

CEO, CFO, Secretary and Director

Joseph Grimes has served as the CEO, Secretary, CFO and sole Director of Tribal Rides since 2016. I am an accomplished executive and serial entrepreneur with a 25 year track record of success who drives technology based business opportunities from conception through implementation. Experienced in developing high level go-to-market strategies, securing financing, building and executing multi-dimensional operation plans, and, directing and motivating dedicated, goal-oriented teams to function in a coordinated and systematic fashion and accomplish stated business objectives. I graduated from the University of California, Santa Barbara, with a BA in Economics and Environmental Studies and also with a graduate degree focusing on Operations Research and Logistics, with his thesis in deriving "Near-Optimal solutions" to NP-Complete transportation problems by leveraging heuristic solution techniques. During my 12 year tenure at ISERA Group, which I co-founded and was President, I managed 5 teams of software system designers tasked with developing sophisticated Decision Support Software Systems for commercial, military and government sectors for the Department of Defense and National Science Foundation (NSF). I successfully negotiated and managed sophisticated US Government contracts of $20 million including a Phase 3: 5-year Indefinite Quantity/Indefinite Delivery Contract (IQ/IDC) with U.S. Navy (sole source) resulting in five commercial software systems, which improved system through-put, reduced costs, increased overall system capacity, were easy-to-use, and in the case of the Quick Response Deployment Planner, saved countless lives. From 2015-2018, Joe served as the VP of Sales at Draker Energy, moving over to full time Business Development at Trimart in June of 2018 (his primary role.). He spends 30

hours weekly on Tribal Rides.



Dr. Paul Sorensen

Sr. System Architect

Dr. Sorensen is a Senior Software Manager with more than 20 years of experience in software development, GIS, transportation planning and policy, and operations research. He has performed numerous projects for Federal, state, regional, and local agencies that address transportation funding, urban mobility, alternative fuels, climate change adaptation, performance measures, and emergency response logistics. Dr. Sorensen's current work focuses on developing software solutions to support improved transportation planning and operations. Prior to joining Cambridge Systematics, he served as Associate Director for RAND Corporation's Transportation, Space, and Technology Program. Dr. Sorensen holds a BA in computer science from Dartmouth College, an MA in urban planning from University of California, Los Angeles, and a PhD in geography from University of California, Santa Barbara.



Sanjay Prasad, Esq

Patent Attorney

Chief Patent Counsel at Oracle Corporation, Licensing Executive IPValue Mgmt, Licensing Executive Intellectual Ventures, Owner Prasad IP, Board of Intellectual Property Owners Association, Board of Software Patent Institute, Law Degree Syracuse University College of Law, Editor Syracuse Law Review



Timothy Paige

Sr. Software Developer

Tim Page is an accomplished mobile application developer with multiple commercial releases under his belt for leading names in mobile gaming and enterprise applications. His team designed and released the first Star Wars mobile game, as just one noteworthy example. Experienced in leading teams of designers and programmers in commercial product launches, Page brings extensive knowledge of enterprise software system requirements and solutions, and is well versed in the attributes that contribute to a successful "consumer interface-centric" mobile application product. He is Owner Yam Yam Mobile (yamyammobile.com), Virgin Interactive - Senior Executive, Led the start-to-finish production of Sports and Action games, Managed team responsible for dozens of well- known games, Highly skilled DirectX, Python, Django, PostgreSQL, Amazon EC2 (cloud-based), and REST/JSON



Steve Ritacco

Head of Development

Steve has over 25 years of experience in software development and operations, ranging from embedded control to complex end-user applications and consumer portals. He has worked at industry leaders including HP, Motorola and Adobe Systems, as well as start-ups such as GO Corp. and Excite.com. As CTO of the Sperry & Hutchinson Company, he worked on an innovative SAS, big data, retail application. Most recently as CTO of BlueNRGY/Draker his team revitalized another SAS application in the big data, Solar/IOT space and revamped the company's hardware offering. Steve earned a BS in Computer Science at the University of Rhode Island.



Melissa Lafsky

Sr. Communications Consultant

Melissa Lafsky is a communications expert, writer and storyteller working with clients in the tech and crypto/blockchain space to define messaging and tell powerful stories that connect with audiences. She has worked with pre- and post-ICO startups, mid-cap companies and enterprise companies like Facebook and GE. A former journalist and editor, she has launched digital products for The New York Times and Newsweek. She was an associate editor at the Huffington Post, the founding editor of the Freakonomics blog on the New York Times website, and the founding editor of Newsweek's digital editions. She has written for The New York Times, The New York Observer, The Christian Science Monitor, The New York Post and others, and provided on-air commentary for CNN, MSNBC, CNBC, Fox Business, NPR and Fox News Radio. She is also a former attorney and is licensed to practice in New York.



Dr. George Konstantinow

Sr. System Engineer

Dr. Konstantinow is a Systems Engineer and Operations Research Analyst from Santa Barbara, California, with over 30 years' experience in software and database engineering, systems design, and data analytics. Dr. Konstantinow currently serves as Chair of the IEEE Central Coast Section and is on the Board of the Science and Engineering Council of Santa Barbara. He is an active member of the IEEE, INFORMS, AMIA, and AAAS; and holds a BA in Mathematics from New College of the University of South Florida and a PhD in Biomedical Engineering and Computer Science from the University of North Carolina, Chapel Hill.



James Carter

Visionary Consultant

Principal Consultant: Vision Mobility, 20+ years Automotive Veteran, 19 Years at Toyota, Wealth of Automotive Sales, Marketing, Operations and Planning Experience, BEcon – Finders University



Peter Grimes

Sr. Marketing Consultant

Peter Grimes, CEO, Grimes and Associates, Inc., providing marketing and consultant services to small businesses in B-to-B environments, including print, digital and on-line business and consumer facing campaigns for market entry, consumer focus and research, and Corporate and product Branding. With offices in Colorado and California, Grimes and Associates, Inc., has specialized in the personal care, apparel, and consumer product industries.

Offering Summary

Maximum 107,000* shares of Class B Common Stock ($1,070,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 1,000 shares of Class B Common Stock ($10,000)

Company	Tribal Rides, Inc.
Corporate Address	19 Catania, Mission Viejo, CA. 92692
Description of Business	Self-Driving car software platform development company. We are developing the next-generation of shared ride applications
Type of Security Offered	Class B Common Stock and GoToken
Purchase Price of Security Offered	$10.00/share of Class B Common Stock

| Purchase Price of Security Offered | $10.00/share of Class B Common Stock |
| Minimum Investment Amount (per investor) | $100 |

Perks*

The Offering includes 20 GoTokens, if and when developed and issued, for every $10 invested. In addition, the following bonuses apply, and these tokens are subject to the Bonus Rates and Terms noted below.

GoTokens Bonus Rates: Individual Investors who participate in the Tribal Rides Regulation CF crowdfunding campaign, may be eligible to receive bonus GoTokens, if they contribute more than the minimum investment. The size of the bonus will depend on the size of the investment, and the bonus thresholds are as follows:

- Invest $500 - $1,1990: You will receive a 10% Token Bonus (i.e. 22 tokens / $10 invested)
- Invest $2,000 - $9,990: you will receive a 20% Token Bonus (i.e. 24 tokens / $10 invested)
- Invest $10,000 - $49,990: You will receive a 30% Token Bonus (i.e. 26 tokens / $10 invested)
- Invest $50,000 - $99,990: You will receive a 40% Token Bonus (i.e. 28 tokens / $10 invested)
- Invest $100,000+: You will receive a 50% Token Bonus (i.e. 30 tokens / $10 invested)

GoToken

Description:

Tribal Rides intends to use two distinct approaches to provide value to its investors. The GoTokens are intended be used in all day-to-day transactions on our mobility software platform, including, but not limited to, posting transactions on the blockchain between riders and owners/drivers. Go Tokens will be created and distributed according to the terms of this Offering. The initial block of the blockchain will include the creation to all initial backers **[NOT SURE WHAT CREATION OF INITIAL BACKERS MEANS]**.

As currently contemplated, three stakeholder groups may receive participation incentives through the creation and distribution of Go tokens: End users (riders and owners), investors, and transportation companies.

- **Initial Blockchain:** Ethereum ERC-20
- **Anticipated Migration to Alternative Blockchain:** N/A
- **Expected Network Launch date:** First Quarter 2019
- **Total amount of Tokens authorized for creation:** 1Billion
- **Amount of Tokens issued as Perks in Reg CF Round (max):** 20 million
- **Will they be listed on Exchanges? if so, which:**   We currently intend listing the token on exchanges, but this may change, pending approval to list on such exchanges, changes to the regulatory landscape, or any other reason. Security Tokens may be eligible for trading on SEC approved alternate trading platforms as they become available. There is no guarantee that such a trading platform will be available at that time.

Material Terms:

- **Voting Rights:** None
- **Restrictions on Transfer:** 1 year from closing of Offering
- **Dividends/Distributions:** None
- **Redemption Rights:** None
- **Other:** None

The Company currently does not have a functional distributed ledger based business model nor a blockchain based token and there is no guarantee that such will be developed in the future. The promise of future tokens is contingent upon the successful development of such items. There is no guarantee that successful development will ever occur. The right to receive future tokens and the offering of future tokens is being offered as part of this offering exempt from registration under Regulation CF.

Tax Advisory: Investors should consult their tax advisors with respect to the tax basis for each of the Class B Common Stock and the GoTokens, since they will trade independently.

Jurisdictions: No Investor who (i) resides, (ii) is located, (iii) has a place of business, or (iv) is conducting business (any of which makes the Investor a "Resident") in the state of New York will be accepted in this offering.

The 10% Bonus for StartEngine Shareholders

Tribal Rides, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Common Stock at $10 / share, you will receive 1 Class B Common Stock bonus shares, meaning you'll own 11 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Tribal Rides to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

we started travel rides four years ago

with the idea of creating a disruptive

technology for self-driving cars we

filed a patent our vision was to create

an application that allows people to

have a self-driving car arrive when they

need it where they need it for as long

as they need it and when it's not being

used to put it out onto our application

to generate revenue either within your

community that you've predefined or out

to the general public we call this

application Kotoko

to enable our ecosystem this katoki

application we're creating a utility

token called go this low-cost

transactional token is based on

blockchain technology

in May of 2018 this year the US Patent

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so we've assembled logistical engineers

development support blockchain engineers

all together - ready to launch this

project some time ago the same team

developed an application for emergency

medical vehicles and ambulances and that

application was called quick response

our customers who used it said it saved

lives now we're going to leverage that

technology with the new patented

technology and roll out a system

incorporating predictive analysis and

smart deployment we also believe that

this katoki application may apply to

today's shared ride companies to help

them schedule and achieve better

efficiencies within their system

we all know that self-driving cars are

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sometime in the future here's what's

actually happening in the marketplace

there are over 50 self-driving car

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all know that Tesla has already has

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their Model S in Las Vegas hers has

already released a self-driving car for

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invest in travel rides

you

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

TRIBAL RIDES, INC.

Joe Grimes, hereby certifies that:

A.   He is the Chief Executive Officer and Secretary of Tribal Rides, Inc., a Nevada corporation.

B.   The Articles of Incorporation of this corporation are amended and restated in their entirety to read as set forth on Exhibit A attached hereto, which is hereby incorporated by reference as if fully set forth herein.

C.   The Amended and Restated Articles of Incorporation herein set forth, has been duly approved by the Board of Directors.

D.   The Amended and Restated Articles of Incorporation herein set forth has been duly approved by the required vote of the shareholders of said corporation in accordance with Section 78.320 of the Nevada Revised Statutes. The total number of outstanding shares entitled to vote with respect to the amendment and restatement is 49,900 shares of Common Stock. The number of shares voting in favor of the amendment and restatement equaled or exceeded the vote required. The percentage vote required was a majority of the outstanding shares of Common Stock.

E.   The undersigned has been authorized to sign the certificate by resolution of the board of directors adopted on July 6, 2018, and the amendment and restatement correctly sets forth the text of the articles of incorporation as amended to the date of the certificate.

I further declare under penalty of perjury under the laws of the State of Nevada that the matters set forth in the foregoing certificate are true and correct of my own knowledge.

Executed on July 6, 2018.



Joe Grimes, CEO & Secretary

EXHIBIT A

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

of

TRIBAL RIDES, INC.

ARTICLE I

The name of this Corporation is Tribal Rides, Inc. (this "**Corporation**")

ARTICLE II

The purpose of this Corporation is to engage in any lawful act or activity for which a Corporation may be organized under the Nevada Corporations Code other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the Nevada Corporations Code.

ARTICLE III

The total number of shares of stock which the corporation shall have authority to issue is Five Million (5,000,000) shares of common stock, consisting of: (i) Three Million (3,000,000) shares of voting common stock, par value $0.0001 per share, designated as "Class A Common Stock", and (ii) Two Million (2,000,000) shares of non-voting common stock, par value $0.0001 per share, designated as "Class B Common Stock". The Class A Common Stock and the Class B Common Stock shall have identical rights, preferences and privileges; provided, however, the Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to the stockholders, and the Class B Common Stock shall have no voting rights, except as otherwise required by applicable law. Each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which the holders of Class A Common Stock are entitled to vote. Each currently issued and outstanding share of common stock shall be converted into 8.01 shares of Class A Common Stock.

ARTICLE IV

In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized and empowered to adopt, amend or repeal any provision of the Bylaws of the Corporation. The Bylaws of the Corporation may be adopted, amended or repealed by the holders of Class A Common Stock of the Corporation by the affirmative vote of such shareholders who are entitled to cast at least a majority of the total number of votes entitled to be cast.

ARTICLE V

(a) <u>Limitation of Director's Liability</u>. The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under Nevada law.

(b) <u>Indemnification of Corporate Agents</u>. The Corporation is authorized to indemnify the directors and officers of the Corporation to the fullest extent permissible under Nevada law. This Corporation is authorized to provide indemnification of agents (as defined in Section 371 of the Nevada Corporations Code) for breach of duty to the Corporation and its shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 371 of the Nevada Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Nevada Corporations Code.

(c) <u>Repeal or Modification</u>. Any amendment, repeal or modification of the foregoing provisions of this ARTICLE VI shall not adversely affect any right of indemnification or limitation of liability of an agent of this Corporation relating to acts or omissions occurring prior to such amendment, repeal or modification.

STATE OF NEVADA



OFFICE OF THE
SECRETARY OF STATE

BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary
for Commercial Recordings

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4201
Telephone (775) 684-5708
Fax (775) 684-7138

Copy Request

July 10, 2018

Job Number: C20180710-1835
Reference Number: 00011032521-05
Expedite:
Through Date:

Document Number(s)	Description	Number of Pages
20180307745-97	Amended & Restated Articles	4 Pages/1 Copies

Respectfully,

Barbara K. Cegavske

Barbara K. Cegavske
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4201
Telephone (775) 684-5708
Fax (775) 684-7138



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov


090503

Filed in the office of	Document Number
Barbara K. Cegavske	**20180307745-97**
Barbara K. Cegavske	Filing Date and Time
Secretary of State	**07/10/2018 2:43 PM**
State of Nevada	Entity Number
	E0458402014-0

Certificate to Accompany Restated Articles or Amended and Restated Articles
(PURSUANT TO NRS)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

This Form is to Accompany Restated Articles or Amended and Restated Articles of Incorporation
(Pursuant to NRS 78.403, 82.371, 86.221, 87A, 88.355 or 88A.250)
(This form is also to be used to accompany Restated Articles or Amended and Restated Articles for Limited-Liability Companies, Certificates of Limited Partnership, Limited-Liability Limited Partnerships and Business Trusts)

1. Name of Nevada entity as last recorded in this office:

TRIBAL RIDES, INC

2. The articles are: (mark only one box) ☐ **Restated**   ☒ **Amended and Restated**
Please entitle your attached articles "Restated" or "Amended and Restated," accordingly.

3. Indicate what changes have been made by checking the appropriate box:*

☐ No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: _____
The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate.

☐ The entity name has been amended.

☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)

☐ The purpose of the entity has been amended.

☒ The authorized shares have been amended.

☐ The directors, managers or general partners have been amended.

☐ IRS tax language has been added.

☒ Articles have been added.

☐ Articles have been deleted.

☐ Other. The articles or certificate have been amended as follows: (provide article numbers, if available)

_____

4. Effective date and time of filing: (optional)   Date: _____   Time: _____
(must not be later than 90 days after the certificate is filed)

* This form is to accompany Restated Articles or Amended and Restated Articles which contain newly altered or amended articles. The Restated Articles must contain all of the requirements as set forth in the statutes for amending or altering the articles for certificates.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Restated Articles
Revised: 1-5-15

AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

TRIBAL RIDES, INC.

Joe Grimes, hereby certifies that:

A.   He is the Chief Executive Officer and Secretary of Tribal Rides, Inc., a Nevada corporation.

B.   The Articles of Incorporation of this corporation are amended and restated in their entirety to read as set forth on <u>Exhibit A</u> attached hereto, which is hereby incorporated by reference as if fully set forth herein.

C.   The Amended and Restated Articles of Incorporation herein set forth, has been duly approved by the Board of Directors.

D.   The Amended and Restated Articles of Incorporation herein set forth has been duly approved by the required vote of the shareholders of said corporation in accordance with Section 78.320 of the Nevada Revised Statutes. The total number of outstanding shares entitled to vote with respect to the amendment and restatement is 49,900 shares of Common Stock. The number of shares voting in favor of the amendment and restatement equaled or exceeded the vote required. The percentage vote required was a majority of the outstanding shares of Common Stock.

E.   The undersigned has been authorized to sign the certificate by resolution of the board of directors adopted on July 6, 2018, and the amendment and restatement correctly sets forth the text of the articles of incorporation as amended to the date of the certificate.

I further declare under penalty of perjury under the laws of the State of Nevada that the matters set forth in the foregoing certificate are true and correct of my own knowledge.

Executed on July 6, 2018.



Joe Grimes, CEO & Secretary

<u>EXHIBIT A</u>

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

of

TRIBAL RIDES, INC.

ARTICLE I

The name of this Corporation is Tribal Rides, Inc. (this "**Corporation**")

ARTICLE II

The purpose of this Corporation is to engage in any lawful act or activity for which a Corporation may be organized under the Nevada Corporations Code other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the Nevada Corporations Code.

ARTICLE III

The total number of shares of stock which the corporation shall have authority to issue is Five Million (5,000,000) shares of common stock, consisting of: (i) Three Million (3,000,000) shares of voting common stock, par value $0.0001 per share, designated as "Class A Common Stock", and (ii) Two Million (2,000,000) shares of non-voting common stock, par value $0.0001 per share, designated as "Class B Common Stock". The Class A Common Stock and the Class B Common Stock shall have identical rights, preferences and privileges; provided, however, the Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to the stockholders, and the Class B Common Stock shall have no voting rights, except as otherwise required by applicable law. Each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which the holders of Class A Common Stock are entitled to vote. Each currently issued and outstanding share of common stock shall be converted into 8.01 shares of Class A Common Stock.

ARTICLE IV

In furtherance and not in limitation of the powers conferred by the laws of the State of Nevada, the Board of Directors is expressly authorized and empowered to adopt, amend or repeal any provision of the Bylaws of the Corporation. The Bylaws of the Corporation may be adopted, amended or repealed by the holders of Class A Common Stock of the Corporation by the affirmative vote of such shareholders who are entitled to cast at least a majority of the total number of votes entitled to be cast.

ARTICLE V

(a) <u>Limitation of Director's Liability</u>. The liability of the directors of this Corporation for monetary damages shall be eliminated to the fullest extent permissible under Nevada law.

(b) <u>Indemnification of Corporate Agents</u>. The Corporation is authorized to indemnify the directors and officers of the Corporation to the fullest extent permissible under Nevada law. This Corporation is authorized to provide indemnification of agents (as defined in Section 371 of the Nevada Corporations Code) for breach of duty to the Corporation and its shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 371 of the Nevada Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Nevada Corporations Code.

(c) <u>Repeal or Modification</u>. Any amendment, repeal or modification of the foregoing provisions of this ARTICLE VI shall not adversely affect any right of indemnification or limitation of liability of an agent of this Corporation relating to acts or omissions occurring prior to such amendment, repeal or modification.